Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259733

PROSPECTUS SUPPLEMENT NO. 14

(to Prospectus dated April 7, 2022)

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated April 7, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259733).

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 25, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on NYSE under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WS” and, after resale, our private placement warrants will also trade under the same ticker symbol as the public warrants. On October 25, 2022, the last quoted sale price for our Class A common stock as reported on NYSE was $1.29 and the last reported sale price of our public warrants was $0.11.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus and this prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2022

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive Suite 1100
Vienna, Virginia		22182
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (202) 301-5127

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition

The information included in Item 4.02 of this Form 8-K regarding the completed fiscal periods noted below is incorporated by reference in this Item 2.02.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

In connection with the preparation of the third quarter 2022 condensed consolidated financial statements of Spire Global, Inc. (the “Company” or “Spire”), an error was identified related to the accounting for the fair value of the Company’s contingent earnout liability for the quarter and nine months ended September 30, 2021, quarter and year ended December 31, 2021, quarter ended March 31, 2022, and quarter and six months ended June 30, 2022 (the “Affected Periods”). The error resulted in the misstatement of the contingent earnout liability balance as of the end of each Affected Period. The error also resulted in the reported change in fair value of contingent earnout liability, total other income (expense), net, net income (loss), and basic and diluted net income (loss) per share for the Affected Periods being misstated.

On October 20 and 22, 2022, the audit committee of the board of directors of Spire, after discussion with the Company’s management and with the Company’s independent registered public accounting firm, concluded that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the quarter and nine months ended September 30, 2021, quarter ended December 31, 2021, quarter ended March 31, 2022, and quarter and six months ended June 30, 2022, and the Company’s previously issued audited consolidated financial statements as of and for the year ended December 31, 2021, filed with the Securities and Exchange Commission in the respective Quarterly Reports on Form 10-Q for such quarterly periods (the “Form 10-Qs”) and in the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2021, and included in any reports, related earnings releases, investor presentations or similar communications of the Company’s financial results, should no longer be relied upon. The Company intends to restate its consolidated financial statements for the Affected Periods and include them in amended Form 10-Q/As and an amended Form 10-K/A to be filed with the Securities and Exchange Commission. The Company is working to complete such restatements as soon as practicable.

The error was identified when the Company discovered that an incorrect number had been used in the calculation of the fair value of the contingent earnout liability in each of the Affected Periods. As a result, the fair value of the Company’s contingent earnout liability, change in fair value of contingent earnout liability, total other income (expense), net, net income (loss), and basic and diluted net income (loss) per share were all misstated for the Affected Periods.

The following tables show the preliminary estimated impact of the error on the Company’s contingent earnout liability, change in fair value of contingent earnout liability, total other income (expense), net, and net income (loss) for the Affected Periods as compared to previously issued financial statements for such Affected Periods. The following estimates of the error amounts, and the resulting restated amounts, are preliminary, unaudited and subject to further change in connection with the completion of the amended Form 10-Q/As and amended Form 10-K/A.

The preliminary unaudited estimates of the error related to the contingent earnout liability are as follows (in thousands):

As of	Contingent Earnout Liability as Previously Reported	Estimate of Error	Contingent Earnout Liability as Restated
9/30/2021*	$77,131	$3,286	$80,417
12/31/2021	$11,369	($1,343)	$10,026
3/31/2022	$10,852	($7,709)	$3,143
6/30/2022	$10,672	($9,899)	$773

*Contingent earnout liability recognized upon closing of the merger was overstated by $20,121 thousand.

The preliminary unaudited estimates of the error related to the change in fair value of the contingent earnout liability are as follows (in thousands):

Period	Change in Fair Value of Contingent Earnout Liability as Previously Reported	Estimate of Error	Change in Fair Value of Contingent Earnout Liability as Restated
Quarter ended 9/30/2021	$1,265	($23,407)	($22,142)
Nine months ended 9/30/2021	$1,265	($23,407)	($22,142)
Quarter ended 12/31/2021	$65,761	$4,629	$70,390
Year ended 12/31/2021	$67,026	($18,778)	$48,248
Quarter ended 3/31/2022	$517	$6,366	$6,883
Quarter ended 6/30/2022	$180	$2,190	$2,370
Six months ended 6/30/2022	$697	$8,556	$9,253

The preliminary unaudited estimates of the error related to total other income (expense), net are as follows (in thousands):

Period	Total Other Income (Expense), Net as Previously Reported	Estimate of Error	Total Other Income (Expense), Net as Restated
Quarter ended 9/30/2021	($15,060)	($23,407)	($38,467)
Nine months ended 9/30/2021	($34,500)	($23,407)	($57,907)
Quarter ended 12/31/2021	$83,511	$4,629	$88,140
Year ended 12/31/2021	$49,011	($18,778)	$30,233
Quarter ended 3/31/2022	$2,154	$6,366	$8,520
Quarter ended 6/30/2022	($23,988)	$2,190	($21,798)
Six months ended 6/30/2022	($21,834)	$8,556	($13,278)

The preliminary unaudited estimates of the error related to net income (loss) are as follows (in thousands):

Period	Net Income (Loss) as Previously Reported	Estimate of Error	Net Income (Loss) as Restated
Quarter ended 9/30/2021	($32,701)	($23,407)	($56,108)
Nine months ended 9/30/2021	($79,261)	($23,407)	($102,668)
Quarter ended 12/31/2021	$59,949	$4,629	$64,578
Year ended 12/31/2021	($19,312)	($18,778)	($38,090)
Quarter ended 3/31/2022	($18,158)	$6,366	($11,792)
Quarter ended 6/30/2022	($40,455)	$2,190	($38,265)
Six months ended 6/30/2022	($58,613)	$8,556	($50,057)

The errors do not impact the Company’s previously reported revenue, cash flows or cash positions in any period. Furthermore, the Company’s previously reported non-GAAP financial measures of operating loss, net loss and Adjusted EBITDA, as well as the business metric annual recurring revenue (“ARR”) are not impacted by this matter. Neither the changes nor the restatements of the Company’s quarterly and annual financial statements affect the Company’s compliance with the financial covenants contained in its outstanding debt obligations or compliance with any other material agreement of the Company or its subsidiaries.

In connection with the restatements discussed above, the Company’s management has re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022 and based on that evaluation, the Company’s management has concluded its disclosure controls and procedures remained ineffective due to the unremediated material weaknesses previously disclosed in Item 9A “Controls and Procedures” of the Company’s Form 10-K for the fiscal year ended December 31, 2021, as well as the identification of an additional material weakness in internal control over financial reporting related to this matter. Management’s conclusions regarding the impacts of the restatements on internal control over financial reporting will be included in the amended Form 10-Q/A for the periods ended September 30, 2021, March 31, 2022, and June 30, 2022, and in the amended Form 10-K/A for the year ended December 31, 2021.

The audit committee and the Company’s management have discussed the matters disclosed on this Current Report on Form 8-K with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Forward Looking Statements

This Current Report on Form 8-K contains a number of forward-looking statements. Words such as “expect,” “preliminary,” “estimate,” “intend,” “believe,” “working to,” “would,” “will,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's plans and expectations related to the errors, the cause of the errors, the scope and impact of the errors, the amounts of the errors and adjustments presented, which are management's best estimates as of the date hereof, the quantitative effects of the restatements, the financial information and filings not impacted, or not impacted to a level requiring restatement, by the errors, the timing of the filing of restated financial statements, the impact on compliance with covenants and other obligations and agreements, and the ability to identify and remediate material weaknesses and ineffective internal control over financial reporting and disclosure controls and procedures.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from the Company’s current expectations include, among other things, the timing and nature of the resolution of the issues discussed in this Current Report on Form 8-K, any delay in the filing of required periodic reports, the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures, whether a restatement of other financial results will be required for these errors or other accounting issues, and adverse effects on the Company related to the disclosures made in this Current Report on Form 8-K. For other risk factors affecting the Company, see “Risk Factors” in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. All forward-looking statements in this Form 8-K are based on information available to the Company as of the date hereof. The Company undertakes no obligation, and does not intend, to update or revise any forward-looking statement in this report, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE GLOBAL, INC.

Date:	October 25, 2022	By:	/s/ Peter Platzer
		Name: Title:	Peter Platzer Chief Executive Officer